July 26, 2012	Paul D. Chestovich Direct Phone: 612-672-8305 Direct Fax: 612-642-8305 paul.chestovich@maslon.com

SUBMITTED VIA EDGAR

Michael R. Clampitt

Senior Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re:	Western Capital Resources, Inc. (the “Company”)
Registration Statement on Form S-1

Filed June 18, 2012

File Number 333-182190

Dear Mr. Clampitt:

This letter will respond on behalf of the Company to your comment letter dated July 16, 2012 (the “Comment Letter”) with respect to the above-referenced document filed by the Company (the “Form S-1”) with the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have included in this letter your original comments (in bold) followed by our response, which has been numbered to correspond to your Comment Letter. Contemporaneously with the submission of this letter, the Company is filing an Amendment No. 1 to the Form S-1 with the Commission (the “Amendment”).

General

1.	Noting the stock buybacks that occurred in 2011 and 2012, provide the staff with the details of the transactions. Whom initiated the buyback, what were the purposes, how was the price derived. Please provide this information as well as the name of the parties and the amount of shares purchased from each. We may have further comment.

In December 2011, Joseph Geraci contacted the Company to determine if the Company had any interest in redeeming the 1,278,963 shares of common stock of the Company that Mr. Geraci beneficially owned (including shares owned by Lantern Advisers, LLC and Mill City Ventures II, LP). After discussion, the Company determined that it would be in the best interest of the Company to redeem those shares in exchange for, among other things, a mutual release of all claims and a covenant by Mr. Geraci not to purchase any of the Company’s equity securities in the future. The Company negotiated with Mr. Geraci a redemption price of $0.15 per share, which the Board of Directors approved. In the course of negotiations, Mr. Geraci requested the Company to consider redeeming 400,000 common shares held by the Boosalis Children Irrevocable Trust U/A/D 12/27/00. The Company subsequently contacted its trustee, confirmed the trustee’s desire to have the trust’s shares redeemed, and determined that it was in the best interest of the Company to redeem those shares on the same terms and conditions as those offered to Mr. Geraci.

In February 2012, the Company approached Steven Staehr, former Chief Financial Officer of the Company, to redeem 369,264 shares of common stock of the Company owned by Mr. Staehr. Mr. Staehr left the Company in December 2008 and subsequently initiated a lawsuit against the Company, which has been dismissed. From time to time prior to February 2012, Mr. Staehr had requested that the Company redeem his shares. Given the fact that the Company had agreed to the redemptions described above, the Company determined to contact Mr. Staehr directly and offer to redeem his shares on the same terms and conditions. After negotiation, Mr. Staehr agreed to sell his shares back to the Company on the same terms and conditions as the other redemptions.

Michael Clampitt Senior Counsel United States Securities and Exchange Commission Page 2 of 9

2.	In the next amendment fill-in, as far as practicable, all blanks.

We expect to determine the final offering terms in the next few weeks, at which point we will complete all blanks.

Prospectus cover page

3.	Revise the cover page to disclose the “if converted” number of shares outstanding as of the same date as the price provided.

In the Amendment, the cover page of the Prospectus has been revised to state as follows: “The last reported sales price of our common stock on the OTCBB on July 25, 2012, was $0.11, and on such date there were 5,397,780 shares of our common stock outstanding, and 15,397,780 shares outstanding on an as-converted basis.”

Prospectus Summary, page 7

4.	Because your offering is made to current shareholders who are likely familiar with your company, we suggest you discuss the rights offering first and provide general information about your company later.

In the Amendment, the Prospectus Summary has been rearranged to set forth the section entitled “The Rights Offering” prior to the section entitled “Our Company.”

5.	Disclose the offering amount as a percentage of total outstanding shares.

On page 7 of the Amendment, the subsection entitled “Securities Offered” has been revised to also provide the following: “Assuming the exercise of the subscription rights in full, we will issue      shares of our common stock to subscribers, which is equal to    % of our total outstanding shares (on an as-converted basis) prior to this offering.” We expect that the next amendment to the Form S-1, after we determine the pricing information, will have the foregoing blanks completed. Given the current market price for the Company’s common shares, we expect that the number of shares offered in the rights offering, in comparison to the presently issued and outstanding number of shares, will be significant.

6.	State in the narrative discussion on page 7 the net losses to shareholders.

See the Company’s response to Item 7 below.

7.	Revise the three bullets on page 7 to also disclose some element of profitability for each line, such as, income before taxed for each line, profit margin, etc.

In response to Item 7 of the Comment Letter, page 11 of the Amendment (formerly page 7 of the Form S-1), has been revised to remove the three bullet points and include, in lieu of such bullet points, the following disclosure and table:

Michael Clampitt Senior Counsel United States Securities and Exchange Commission Page 3 of 9

“For the fiscal year ended December 31, 2011, each of our major revenue sources generated the following gross profits:

	Payday and Installment	Phone & Accessory	Cricket Fees

Income	$10,201,403	$4,585,584	$3,741,495
Provision for loan losses	(1,396,724)	--	--
Collection costs	(386,230)	--	--
Costs of phones and accessories	--	(2,857,294)	--
Gross Profit	$8,418,449	$1,728,290	$3,741,495

Immediately below such table, with regards to Item 6 of your Comment Letter, the following has been added: “For the fiscal years ended December 31, 2011 and 2010, the net loss to our common shareholders was $664,769 and $751,059, respectively, which assumes the payment of a dividend on our Series A Convertible Preferred Stock in the amount of $2.1 million in 2011 and 2010. Investors are encouraged to review our financial statements (and the notes to our consolidated financial statements) beginning on page F-1 of this prospectus prior to exercising their subscription rights and investing in our common stock.”

8.	Also state insiders own 86% of the shares and that 71.5% are held by one shareholder. In addition, advise us as to when the agreement evidencing the preferred sale was filed as an agreement.

The following sentence has been added to page 8 of the Amendment under the “No Purchase Commitments” section of The Rights Offering table: “The foregoing shareholders collectively own 86.1% of the issued and outstanding shares of our common stock (on an as-converted basis), and 71.5% of our issued and outstanding shares of our common stock (on an as-converted basis) is owned by our controlling shareholder, WCR, LLC.”

The agreement evidencing the sale of the Company’s Series A Convertible Preferred Stock by the former controlling shareholder (WERCS) to WCR, LLC was not filed with the Commission by the Company. The Company was and is not a party to such agreement. Nevertheless, the sale transaction was reported on Schedule 13D/A (Amendment No. 3) by WERCS, filed with the Commission on February 25, 2010, and an amendment to such transaction was reported by WERCS on Schedule 13D/A (Amendment No. 4), filed with the Commission on April 5, 2010.

9.	If known, disclose the number of shares officers and directors, the controlling shareholder and 5% plus shareholders intend to purchase, including the oversubscription privilege. Also disclose the pre- and post-offering percentage ownership of these persons or groups. Make corresponding disclosure elsewhere, as appropriate.

As provided in the Form S-1 and Amendment, although our officers, directors and greater-than-5% beneficial shareholders, including our controlling shareholder, WCR, LLC, may participate in this offering at the same subscription price per share as all other purchasers, none of our officers, directors or greater-than-5% beneficial shareholders are obligated or have committed to so participate and at this time have not executed any agreements to purchase shares. Certain officers and directors (who are also shareholders), and our controlling shareholder, WCR, LLC, have indicated that they will purchase shares that are subject to their subscription rights. WCR, LLC has also indicated that it may exercise the oversubscription privilege (if available), but at this time it has not executed any agreements to do so.

Michael Clampitt Senior Counsel United States Securities and Exchange Commission Page 4 of 9

The “No Purchase Commitments” section of The Rights Offering table has been revised to refer investors to the beneficial ownership table for a list of these persons’ respective ownership of shares pre-offering, and further provides that such person’s respective ownership post-offering will be dependent upon whether such person exercises their basic subscription rights and their over-subscription rights, and their ownership of shares post-offering will increase if other shareholders fail to exercise their basic and over-subscription rights. Given the fact that the basic subscription right provides the Company’s shareholders the right to maintain their percentage of outstanding shares post-offering, and the number of shares available for purchase by the shareholders exercising their over-subscription privilege is dependent upon (i) the number of shareholders that fail to exercise their basic subscription rights, (ii) the number of shares available in connection with the over-subscription privilege, and (iii) the number of shares owned prior to the offering by the shareholders of the Company exercising their over-subscription privilege, it is not feasible to provide any post-offering numbers on the ownership of these persons.

Page 8 of the Amendment under the “No Purchase Commitments” section of The Rights Offering table has been amended to read as follows:

“Although our officers, directors and greater-than-5% beneficial shareholders, including our controlling shareholder, WCR, LLC, may participate in this offering at the same subscription price per share as all other purchasers, none of our officers, directors or greater-than-5% beneficial shareholders are obligated to so participate. In fact, certain officers and directors (who are also shareholders), and our controlling shareholder, WCR, LLC, have indicated that they will purchase shares that are subject to their subscription rights, and WCR, LLC has indicated that it will exercise its over-subscription privilege (if available), at the same subscription price offered to our shareholders. Nevertheless, none of these shareholders have executed any agreements to purchase shares and there is no guarantee or enforceable commitment that they will subscribe for shares in the offering.

The foregoing shareholders collectively own 86.1% of the issued and outstanding shares of our common stock (on an as-converted basis), and 71.5% of our issued and outstanding shares of our common stock (on an as-converted basis) is owned by our controlling shareholder, WCR, LLC. The shares owned by our officers, directors and greater-than-5% beneficial shareholders prior to the offering are set forth on the page 55 of this prospectus. The foregoing shareholders’ relative percentages of ownership in the Company will necessarily increase after the offering if they do in fact participate in the rights offering by exercising their subscription rights.”

The disclosures regarding the insider and greater-than-5% beneficial shareholders of the Company on pages 2 and 14 of the Amendment have been updated to reference WCR’s indication of interest in exercising its oversubscription privilege.

10.	Revise the Use of Proceeds disclosures on pages 9 and 23 to indicate the company has no plans, arrangements and/or understandings to make any acquisitions or disclose otherwise.

The Company recently entered into an Asset Purchase Agreement with PC Doctors, LLC, Tecguard, LLC and Robert Posteluk, the terms of which are set forth in the Company’s Current Report on Form 8-K filed with the Commission on June 28, 2012. Accordingly, we presently contemplate that a portion of the offering proceeds will be used to pay the purchase price of $3.20 million (subject to a working capital adjustment), plus potential additional payments aggregating $1.55 million contingent upon the earnings of the acquired business for the years ended December 31, 2012 and 2013. The Use of Proceeds disclosure on page 7 of the Amendment (formerly page 9 of the Form S-1), as part of the summary of the rights offering, has been revised to state the following:

“We intend to use the proceeds of the rights offering primarily to provide capital for acquisitions to grow our current business or expand into new and complementary businesses, and to provide additional liquidity for working capital and general corporate purposes. In particular, we presently contemplate that a portion of the offering proceeds will be used to pay the purchase price related to our pending acquisition of PC Doctors, LLC and Tecguard, LLC. Under the terms of our asset purchase agreement with PC Doctors and Tecguard and Robert Posteluk, we will pay at the closing of such acquisition $3.20 million (subject to a working capital adjustment), and may be required to pay potential additional payments aggregating $1.55 million contingent upon the earnings of the acquired business for the years ended December 31, 2012 and 2013. For more information about our use of the proceeds from the rights offering, see “Use of Proceeds,” beginning on page 23 of this prospectus.”

Michael Clampitt Senior Counsel United States Securities and Exchange Commission Page 5 of 9

The Use of Proceeds section of the prospectus, located on page 23 of the Amendment, has been revised to state as follows:

“We expect that the gross proceeds from the rights offering will be approximately $4,500,000, and that our offering and related expenses will be approximately $100,000. We intend to use the net proceeds of the rights offering primarily to provide capital to grow our current business through acquisitions, to add new and complementary businesses, and to provide additional liquidity for working capital and general corporate purposes.

In particular, the Company recently entered into an Asset Purchase Agreement with PC Doctors, LLC, Tecguard, LLC and Robert Posteluk, the terms of which are set forth in the Company’s Current Report on Form 8-K filed with the Commission on June 28, 2012. PC Doctors is engaged in the business of selling cellular phones, internet service, tablets, computers, accessories and computer services, and Tecguard is engaged in the business of selling protection plans for cellular phones and computers. Mr. Posteluk is the sole owner of PC Doctors and Tecguard, the businesses of which are conducted primarily in the State of Wisconsin. We presently contemplate that a portion of the offering proceeds will be used to pay (or repay obligations we will have earlier incurred in order to pay) the purchase price related to such acquisitions of $3.20 million (subject to a working capital adjustment), plus potential additional payments aggregating $1.55 million contingent upon the earnings of the acquired business for the years ended December 31, 2012 and 2013. The closing of the transactions contemplated by the Asset Purchase Agreement is subject to customary conditions, including the completion of a due diligence investigation by us to our reasonable satisfaction. The Asset Purchase Agreement may be terminated if, among other customary reasons, the closing has not occurred on or prior to July 22, 2013 (or such later date as the parties may agree upon). There is no guarantee that the closing of this acquisition will occur, and if the acquisition does not occur, the Company may use the offering proceeds for other acquisitions, and for working capital and general corporate purposes.

Risk Related to Forward Looking Statements, page 12

11.	Please move this section to after the risk factors.

This section has been relocated to page 22 of the Amendment, after the “Risk Factors” section of the prospectus.

Michael Clampitt Senior Counsel United States Securities and Exchange Commission Page 6 of 9

Capitalization, page 24

12.	Since there is no minimum, revise to add a column under pro forma for 50% and 100% of the offering.

The capitalization chart set forth on page 24 of the Amendment has been revised to include the following three columns, each as of March 31, 2012: (i) Actual; (ii) As Adjusted (assuming the sale of 50% of the offered shares); and (iii) As Adjusted (assuming the sale of 100% of the offered shares).

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations: Three Months Ended March 31, 2012 Compared to Three Months Ended March 31, 2011, page 26

13.	To help readers better understand your narrative discussion of store expenses and general and administrative expenses in MD&A, please revise your next amendment to include a table summarizing store expenses and general and administrative expenses for the three months ended March 31, 2012 and 2011, as well as the year ended December 31, 2011 and 2010, similar to the table provided that summarizes revenues.

The following table is set forth on page 27 of the Amendment, immediately prior to the section entitled “Store Expenses”:

The following table summarizes our store expenses and general and administrative expenses for the three months ended March 31, 2012 and 2011, and for the years ended December 31, 2011 and 2010, respectively:

	Three Months Ended March 31,		Three Months Ended March 31,		Twelve Months Ended December 31,		Twelve Months Ended December 31,
	2012	2011	2012	2011	2011	2010	2011	2010
			(percentage of revenues)				(percentage of revenues)

Store expenses
Phones and accessories costs of sales	$1,835,075	$957,897	24.5%	18.9%	$2,857,294	$1,706,160	14.7%	9.6%
Salaries and benefits	1,687,392	1,112,045	22.4%	22.1%	4,702,051	4,573,346	24.1%	25.4%
Provision for loan losses	276,390	178,873	3.7%	3.6%	1,396,724	1,279,547	7.2%	7.1%
Occupancy Costs	552,308	418,063	7.3%	8.3%	1,686,373	1,852,279	8.7%	10.3%
Advertising	77,121	81,600	1.0%	1.6%	333,453	363,171	1.7%	2.0%
Depreciation	69,245	64,093	0.9%	1.3%	275,389	280,250	1.4%	1.6%
Amortization of Intangible Assets	59,401	115,605	0.8%	2.3%	435,861	517,656	2.2%	2.9%
Other store expenses	752,278	609,977	10.0%	12.1%	2,417,441	2,327,611	12.4%	12.9%
Total store expenses	$5,309,210	$3,538,153	70.6%	70.2%	$14,104,586	$12,900,020	72.4%	71.8%

General and administrative expenses
Salaries and benefits	$527,732	$445,927	7.1%	8.8%	$1,735,686	$1,527,797	8.9%	8.4%
Depreciation	5,492	4,020	0.1%	0.1%	23,741	17,677	0.1%	0.1%
Interest expense	78,121	93,192	1.0%	1.8%	290,913	405,249	1.5%	2.3%
Other general and administrative expenses	304,173	289,970	4.0%	5.8%	1,014,763	1,026,763	5.2%	5.8%
Total general and administrative expenses	$915,518	833,109	12.2%	16.5%	$3,065,103	$2,977,486	15.7%	16.6%

Michael Clampitt Senior Counsel United States Securities and Exchange Commission Page 7 of 9

Market Information, page 67

14.	Disclose that you are subject to the Penny Stock Rules and disclose the consequences. Add appropriate risk factor disclosure.

The following information has been added to page 67 of the Amendment:

“Our common stock is categorized as a “penny stock” subject to the requirements of Rule 15g-9 under the Securities and Exchange Act of 1934. Under this rule, broker-dealers who sell penny stocks must provide purchasers of these stocks with a standardized risk-disclosure document prepared by the SEC. The penny-stock rules severely limit the liquidity of securities in the secondary market, and many brokers choose not to participate in penny-stock transactions. As a result, there is generally less trading in penny stocks. If you become a holder of our common stock, you may not always be able to resell shares of our common stock in public broker’s transaction, if at all, at the times and prices that you feel are fair or appropriate. For more information about the risks of investing in shares of common stock, see the “Risk Factors” section of this prospectus, beginning on page 12.”

The following risk factor has been added to page 21 of the Amendment:

“Our common stock is a “penny stock,” which may make it difficult to sell shares of our common stock.

Our common stock is categorized as a “penny stock” subject to the requirements of Rule 15g-9 under the Securities and Exchange Act of 1934. Under this rule, broker-dealers who sell penny stocks must provide purchasers of these stocks with a standardized risk-disclosure document prepared by the SEC. Under applicable regulations, our common stock will generally remain a “penny stock” until and for such time as its per-share price is $5.00 or more (as determined in accordance with SEC regulations), or until we meet certain net asset or revenue thresholds. These thresholds include the possession of net tangible assets (i.e., total assets less intangible assets and liabilities) in excess of $2,000,000 if we have been operating for at least three years or $5,000,000 if we have been operating for fewer than three years, and the recognition of average revenues equal to at least $6,000,000 for each of the last three years.

The penny-stock rules severely limit the liquidity of securities in the secondary market, and many brokers choose not to participate in penny-stock transactions. As a result, there is generally less trading in penny stocks. If you become a holder of our common stock, you may not always be able to resell shares of our common stock in a public broker’s transaction, if at all, at the times and prices that you feel are fair or appropriate.”

Notes to Consolidated Financial Statements

Note 1. Basis of Presentation, Nature of Business and Summary of Significant Accounting Policies

Loans Receivable Allowance, page F-8

15.	It appears from your disclosure in this footnote that you have aggregated all of your loans as an individual portfolio segment and class of financing receivable. We note that ASU 2010-20 indicates that classes of financing receivables should be determined based on the risk characteristics of the financing receivables. Considering that there appear to be significant differences in the credit risk of payday loans, installment loans and title loans, please tell us how you determined that your loan portfolio should not be disaggregated into additional classes or revise your next amendment to disaggregate your loan portfolio as appropriate.

The Company presents its loans receivable as a single loan portfolio because (1) the Company has determined that the nature and characteristics of the credit risk associated with the different types of loans made by the Company are not significantly different; (2) the amount of receivables attributable to installment loans and title loans is not material in relation to the Company’s overall receivables; and (3) the Company does not presently monitor and assess credit risk differently for the different types of loans offered.

Michael Clampitt Senior Counsel United States Securities and Exchange Commission Page 8 of 9

With respect to the nature and characteristics of credit risk associated with the Company’s credit extension activities, the Company notes that the customer base and demographic served by its various credit products are essentially identical, and that the unsecured nature and overall terms and conditions of the credit extended are also largely identical. The only exceptions to the similarity of terms and conditions are (i) in the case of installment loans, the time within which extended credit must be repaid (which is generally longer for installment loans), and (ii) in the case of title loans, the secured nature of those loans. Furthermore, the Company’s involvement in installment loans has begun only recently—since January 2011 in the case of installment loans offered in Colorado, and since April 2011 in the case of installment loans offered in Wisconsin. The Company acknowledges that, at least initially, installment loans have experienced a moderately higher default rate than payday loans. Nevertheless, the Company believes the initially higher default rate may be more attributable to the new policies and procedures that govern the making of these loans as part of the Company’s efforts to comply with new state laws in Colorado and Wisconsin.

With respect to the amount of receivables attributable to non-payday lending activities, the Company’s loans receivable balance for installment loans and title loans are $405,000 and less than $100,000 representing approximately 6.9% and less than 1.7%, respectively, of its total receivables at December 31, 2011.

Goodwill, page F-9

16.	Please provide us with your goodwill impairment tests prepared in the periods presented and provide supporting discussion on how you determined that your goodwill was not impaired. Please identify and provide supporting information for the assumptions you used, specifically for each revenue and cost included in the discounted cash flow analysis.

The Company’s memo addressing goodwill and intangible impairment testing for the periods presented, together with supporting calculations used in conducting the impairment tests, are enclosed herewith under the cover of Exhibit 16. The Company determined that its goodwill was not impaired based on a discounted cash flow analysis using modified historical revenues and costs for the 12-month periods ended September 30 (immediately preceding the testing date of October 1). The Company modified historical revenues and costs as follows:

•	depreciation and amortization were set at zero for the base year of the present value of cash flow calculations. Note that future periods then included recalculated depreciation and amortization based on fixed asset and intangible asset amounts noted in Exhibit 16. This only impacts cash flow related to income taxes; and

•	for 2010 testing, base-year revenue and expenses for the “HQ Acquisitions” unit were reduced by $250,000 and $100,000, respectively, to adjust for the impact of a changes in Wisconsin law that affected our lending operations in that state after 2010.

Michael Clampitt Senior Counsel United States Securities and Exchange Commission Page 9 of 9

Future cash flows used in present value calculations for impairment testing purposes were calculated by applying the growth rates noted in the Exhibit 16 materials to base year amounts, with additional adjustments as follows:

•	for the 2010 present value calculation for the “HQ Acquisitions” unit, $50,000 of revenue was added in years 2012 and 2013 to account for the implementation of a new installment-loan product in Wisconsin.

•	for the 2011 present value calculation for the “HQ Acquisitions” unit, $50,000 of revenue was added in year 2012 to account for the implementation in 2011 of a new installment-loan product in Wisconsin. The reduced payday revenues resulting from the 2010 Wisconsin law change were reflected in base-year amounts; and

•	projected interest expense and principal payments relating to PQH acquisition debt were allocated to the PQH Wireless unit.

In connection with this response, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, do not hesitate to contact the undersigned by telephone at (612) 672-8305, or by facsimile at (612) 642-8305.

Regards,

/s/ Paul D. Chestovich

Paul D. Chestovich, Esq.

cc:	Mr. John Quandahl

Enclosure

Exhibit 16

[On behalf of Western Capital Resources, Inc. and pursuant to 17 C.F.R. Section 200.83 (“Rule 83”), confidential treatment has been requested for this Exhibit, which is identified by Bates numbers WCRI00001 through WCRI0033 in the FOIA Confidential Treatment Request.]